Exhibit 8.1

LIST OF SUBSIDIARIES OF MOGO INC.

Entity	Jurisdiction of Incorporation
Mogo Finance Technology Inc.	British Columbia
Mogo Financial Inc.	Manitoba

IntelligentInvesting Securities Inc.	Canada

IntelligentInvesting Financial Technologies Inc.	Canada

IntelligentInvesting Wealth Management Inc.	Canada

Carta Solutions Holding Corp.	Canada

Carta Financial Services Ltd.	United Kingdom